UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment no. __)*

                               Limco-Piedmont Inc.
                               -------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)


                                   53261T 109
                                   ----------
                                 (CUSIP Number)

                                December 31, 2007
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [ ] Rule 13d-1(b)

 [ ] Rule 13d-1(c)

 [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP No.  53261T 109


1    Name of Reporting Person:  TAT Technologies Ltd.
       I.R.S. Identification No. of above person (entities only): N/A

2    Check the Appropriate Box if a Member of a Group (See Instructions): (a)[ ]
                                                                          (b)[X]
3    SEC Use Only

4    Citizenship or Place of Organization:            Israel

Number of                5        Sole Voting Power:        8,145,000 shares*
Shares
Beneficially             6        Shared Voting Power:              0 shares
Owned by
Each                     7        Sole Dispositive Power:   8,145,000 shares*
Reporting
Person With              8        Shared Dispositive Power:         0 shares


9    Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                               8,145,000 shares*

10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]

11   Percent of Class Represented by Amount in Row (9):  61.68%*

12   Type of Reporting Person (See Instructions):   CO



-----------------
*    TAT  Technologies  Ltd.,  controlling  shareholder  of  the  Issuer,  holds
     8,145,000, or 61.68%, of the Issuer's shares of common stock. TAT Industries Ltd. is the owner of 47.7% of the outstanding shares of TAT Technologies. Isal Amlet Investments (1993) Ltd. is the owner of 69.29% of the outstanding shares of TAT Industries. TAT Technologies and Isal Amlet Investments (1993) Ltd. disclaim beneficial ownership of the 8,145,000 shares of the Issuer's common stock held by TAT Technologies Ltd.

** Based on 13,205,000 shares of common stock that the Issuer advised were issued and outstanding as of December 31, 2007.

  CUSIP No.  53261T 109

1    Name of Reporting Person:  TAT Industries Ltd.
         I.R.S. Identification No. of above person (entities only): N/A

2    Check the Appropriate Box if a Member of a Group (See Instructions): (a)[ ]
                                                                          (b)[X]
3    SEC Use Only

4    Citizenship or Place of Organization:            Israel

Number of                5        Sole Voting Power:                0 shares
Shares
Beneficially             6        Shared Voting Power:      8,145,000 shares*
Owned by
Each                     7        Sole Dispositive Power:           0 shares
Reporting
Person With              8        Shared Dispositive Power: 8,145,000 shares*


9    Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                               8,145,000 shares*

10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]

11   Percent of Class Represented by Amount in Row (9):  61.68%*

12   Type of Reporting Person (See Instructions):   CO



-----------------
*    TAT  Technologies  Ltd.,  controlling  shareholder  of  the  Issuer,  holds
     8,145,000, or 61.68%, of the Issuer's shares of common stock. TAT Industries Ltd. is the owner of 47.7% of the outstanding shares of TAT Technologies. Isal Amlet Investments (1993) Ltd. is the owner of 69.29% of the outstanding shares of TAT Industries. TAT Technologies and Isal Amlet Investments (1993) Ltd. disclaim beneficial ownership of the 8,145,000 shares of the Issuer's common stock held by TAT Technologies Ltd.

** Based on 13,205,000 shares of common stock that the Issuer advised were issued and outstanding as of December 31, 2007.

  CUSIP No.  53261T 109


1      Name of Reporting Person:  Isal Amlet Investments (1993) Ltd.
         I.R.S. Identification No. of above person (entities only): N/A

2    Check the Appropriate Box if a Member of a Group (See Instructions): (a)[ ]
                                                                          (b)[X]
3    SEC Use Only

4    Citizenship or Place of Organization:            Israel

Number of                5        Sole Voting Power:                0 shares
Shares
Beneficially             6        Shared Voting Power:      8,145,000 shares*
Owned by
Each                     7        Sole Dispositive Power:           0 shares
Reporting
Person With              8        Shared Dispositive Power: 8,145,000 shares*


9    Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                               8,145,000 shares*

10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]

11   Percent of Class Represented by Amount in Row (9):  61.68%*

12   Type of Reporting Person (See Instructions):   CO



-----------------
*    TAT  Technologies  Ltd.,  controlling  shareholder  of  the  Issuer,  holds
     8,145,000, or 61.68%, of the Issuer's shares of common stock. TAT Industries Ltd. is the owner of 47.7% of the outstanding shares of TAT Technologies. Isal Amlet Investments (1993) Ltd. is the owner of 69.29% of the outstanding shares of TAT Industries. TAT Technologies and Isal Amlet Investments (1993) Ltd. disclaim beneficial ownership of the 8,145,000 shares of the Issuer's common stock held by TAT Technologies Ltd.

** Based on 13,205,000 shares of common stock that the Issuer advised were issued and outstanding as of December 31, 2007.

Item 1.

   (a) Name of Issuer: Limco-Piedmont Inc.

   (b) Address of Issuer's Principal Executive Offices:
                                     5304 S. Lawton Ave., Tulsa, Oklahoma, 74107

Item 2.

   (a) Name of Persons Filing:     TAT Industries Ltd.; TAT Industries Ltd.;
                                   and Isal Amlet Investments (1993) Ltd.

            I.R.S. Identification No. of above person (entities only): N/A

   (b) Address of Principal Business Office or, if none, Residence:

   TAT Technologies Ltd.: P.O. Box 80, Gedera 70750, Israel; TAT Industries Ltd.: Re'em Industrial Park, Neta Boulevard,
                         Bnei Ayish 79485, Israel
   Isal Amlet Investments (1993) Ltd.: Medinat Hayehudim 85,
                                       Herzelya 46140, Israel

   (c) Citizenship: Israel

   (d) Title of Class of Securities: Common Stock, par value $0.01 per share

   (e) CUSIP Number: 53261T 109

Item 3.  Not applicable

Item 4.  Ownership

   (a)-(c) The following information with respect to the ownership of the ordinary shares of the issuer by each of the reporting persons is provided as of December 31, 2007:

---------------------------------------------------------------------------------------------------------------------------------
                                                                                   Shared
                                                                 Sole power       power to       Sole power to     Shared power
                                        Amount                   to vote or      vote or to      dispose or to   to dispose or to
                                     beneficially     Percent      direct          direct         direct the        direct the
       Reporting Person                 owned:      of class*:    the vote:      the vote:      disposition of:   disposition of:
       ----------------                 ------      ----------    ---------      ---------      ---------------   ---------------
---------------------------------------------------------------------------------------------------------------------------------
TAT Technologies Ltd.                 8,145,000**     61.68%      8,145,000          0             8,145,000             0
---------------------------------------------------------------------------------------------------------------------------------

TAT Industries Ltd.                   8,145,000**     61.68%          0          8,145,000             0             8,145,000
---------------------------------------------------------------------------------------------------------------------------------

Isal Amlet Investments (1993) Ltd.    8,145,000**     61.68%          0          8,145,000             0             8,145,000
---------------------------------------------------------------------------------------------------------------------------------

-----------------
* Based on 13,205,000 shares of common stock that the Issuer advised were issued and outstanding as of December 31, 2007.

**     TAT  Technologies  Ltd.,  controlling  shareholder of the Issuer,  holds
8,145,000, or 61.68%, of the Issuer's shares of common stock. TAT Industries Ltd. is the owner of 47.7% of the outstanding shares of TAT Technologies. Isal Amlet Investments (1993) Ltd. is the owner of 69.29% of the outstanding shares of TAT Industries. TAT Technologies and Isal Amlet Investments (1993) Ltd. disclaim beneficial ownership of the 8,145,000 shares of the Issuer's common stock held by TAT Technologies Ltd.

Item 5.  Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

          Not applicable.

Item 8.  Identification and Classification of Members of the Group

          Not applicable.

Item 9.  Notice of Dissolution of Group

          Not applicable.

Item 10. Certification

          Not applicable.

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Date:  February 13, 2008

                                            TAT Technologies Ltd.

                                            /s/Israel Ofen
                                            --------------
                                            Name:  Israel Ofen
                                            Title: Executive Vice President and
                                                   Chief Financial Officer


                                            TAT Industries Ltd.

                                            /s/Israel Ofen
                                            --------------
                                            Name:  Israel Ofen
                                            Title: President


                                            Isal Amlet Investments (1993) Ltd.

                                            /s/Eran Saar /s/Iris Sade
                                            -------------------------
                                            Name: Eran Saar, C.E.O.
                                                  Iris Sade, Controller

                                                                       EXHIBIT 1



                             JOINT FILING AGREEMENT

         The undersigned hereby agree that the attached Statement on Schedule 13G (and any amendments thereto) relating to the shares of Common Stock, par value $0.01 per share of Limco-Piedmont Inc. is filed on behalf of each of them.


Date:  February 13, 2008

                                            TAT Technologies Ltd.

                                            /s/Israel Ofen
                                            --------------
                                            Name:  Israel Ofen
                                            Title: Executive Vice President and
                                                   Chief Financial Officer


                                            TAT Industries Ltd.

                                            /s/Israel Ofen
                                            --------------
                                            Name:  Israel Ofen
                                            Title: President


                                            Isal Amlet Investments (1993) Ltd.

                                            /s/Eran Saar /s/Iris Sade
                                            -------------------------
                                            Name: Eran Saar, C.E.O.
                                                  Iris Sade, Controller